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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         FOR THE MONTH OF AUGUST, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10th FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F       X      Form 40-F
                             -----------            ------------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes              No      X
                      -----------      -----------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)




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                                                    [CNH LOGO]



                         NEWS RELEASE

                         For Immediate Release

                         CHN SHARE RIGHTS OFFERING PERIOD CONCLUDES

            For more     Racine, Wisconsin (August 4, 2000) - CNH Global (N:CNH)
information contact:     said today that, as anticipated, the number of shares
                         purchased under the company's share rights program,
William B. Masterson     which concluded at 5 p.m. (U.S. EDT) today, was
     01 262 636 5793     approximately 30,000 shares. This level of
                         participation was expected due to the purchase price of $10.9444 per share, which was above the company's market price throughout the exercise period.

                         With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. Based in the United States, CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt earth moving equipment, New Holland, O&K and Steyr.




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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                   CNH Global N.V.



                                   By:  /s/ Kevin J. Hallagan
                                        --------------------------------------
                                        Kevin J. Hallagan
                                        Vice President, Associate General
                                        Counsel and Assistant Secretary



August 7, 2000